Menlo Therapeutics Inc.
200 Cardinal Way, 2nd Floor
Redwood City, CA 94063

VIA EDGAR	January 22, 2018

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Chris Edwards / Erin Jaskot – Legal
Christine Torney / Jim Rosenberg – Accounting

Re:	Menlo Therapeutics Inc.
Withdrawal of Request for Acceleration of Effectiveness
Registration Statement on Form S-1 (File No. 333-222324)

Ladies and Gentlemen:
Menlo Therapeutics Inc. hereby withdraws its request for the acceleration of effectiveness of the Registration Statement on Form S-1 (File No. 333-222324) as set forth in its letter dated January 22, 2018.

Very truly yours,

Menlo Therapeutics Inc.

By:	/s/ Steven Basta
Name:	Steven Basta
Title:	President and Chief Executive Officer